Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

June 3, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Aurigene Pharmaceutical Services Limited, a global CRDMO, announces the opening of its biologics facility offering process development and clinical scale manufacturing capabilities”. Aurigene Pharmaceutical Services Limited is a step down wholly owned subsidiary of the Company.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

Press release

Aurigene Pharmaceutical Services Limited, a global CRDMO, announces the opening of its biologics facility offering process development and clinical scale manufacturing capabilities

Hyderabad, India- June 03, 2024: Aurigene Pharmaceutical Services Limited (“Aurigene”), a Dr. Reddy’s Laboratories Limited company, inaugurated its biologics facility spread across 70,000 sq.ft. in Genome Valley, a bio cluster, located in Hyderabad, India. The facility is designed to serve customers with process & analytical development and small scale manufacturing of antibodies and other recombinant proteins for preclinical and early phase clinical requirements. The process and analytical development laboratories are now operational while the commissioning of manufacturing capacity will be completed later in 2024.

The state-of-the-art facility is equipped with best-in-class equipment and control systems, supported by an experienced talent pool that will ensure seamless transfer to large-scale commercial CGMP manufacturing facilities. The new facility is complementary to the company’s current discovery capabilities and infrastructure, which primarily focuses on recombinant proteins including mAbs, bi- and multi-specifics, immune-fusion molecules, antibody drug conjugates and other complex proteins.

Aurigene’s comprehensive end-to-end service offering now delivers solutions from, discovery through large-scale commercial manufacturing from three proximally located campuses (discovery, process development/clinical manufacture and large scale commercial manufacture) thus ensuring seamless delivery from “concept to commercial”. The newly opened Genome Valley facility will deliver robust, compliant and economically viable cell lines, process development solutions and supporting analytical methods in support of customers seeking to rapidly enter and progress through clinical development.

The opening of this latest facility is one of multiple strategic initiatives that Aurigene is implementing to support rapid growth in both the small molecule and biologics spaces, as illustrated by recent announcements related to AI/ML-led drug discovery in small molecules and a collaboration with Vipergen, a DNA-encoded library (DEL) technologies service provider.

Akhil Ravi, CEO, Aurigene, commented, “The journey started a year back when we decided to invest in creating the facility. It is great to see the facility operational and the addition of this capacity and capabilities shows our firm commitment to the continued expansion of our biologics business, building on 25 years of proven experience. The state-of-the-art facility will enable us to service our global customers efficiently and support in the development of innovative medicine.”

Dr. Roger Lias, Global Commercial Head – Biologics, Aurigene, added, “There are very few global CDMOs that can truly support customers “end-to-end” from discovery services to large scale commercial manufacture of both Drug Substance and Drug Product. Our new facility further strengthens Aurigene’s capabilities and builds on our technical excellence, demonstrated global compliance and state-of-the-art facilities as companies from start-up biotechs to global multinationals continue to strengthen their supply chains and seek economically viable support for both their development portfolios and marketed products.”

About Aurigene:

Aurigene is a global contract research, development, and manufacturing organization (CRDMO) – a Dr. Reddy’s company - built on the legacy of accelerating innovation and backed by a vast experience in drug discovery, development, and manufacturing of biologics and small molecules. Aurigene offers integrated and standalone services for biotherapeutics discovery, discovery chemistry, discovery biology, development and manufacturing services for clinical phase I-III programs, regulatory submission batches and commercial manufacturing.

For more information log on to: https://www.aurigeneservices.com/ or email us at: ContactAPSL@aurigeneservices.com LinkedIn YouTube

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

CONTACTS

Usha Iyer Head of Corporate Communications ushaiyer@drreddys.com	Richa Periwal Head of Investor Relations richaperiwal@drreddys.com